14008105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

ITEM X-RAYED
Mail Center Management

APR 24 2014

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
EUR 190,000,000 Floating Rate Notes due 26 April 2019
by the Bank
pursuant to its
EUR 35,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 24 April 2014

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Euro ("EUR") 190,000,000 Floating Rate Notes due 26 April 2019 (the "Notes") of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 35,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by a Pricing Supplement dated 24 April 2014 (together, the "Offering Circular").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated 24 April 2014 (the "Purchaser's Confirmation") provided by MMC Securities, Corp. ("MMC Securities"), pursuant to a Programme Agreement dated 3 July 2012 (the "Programme Agreement"), MMC Securities has agreed to purchase the Notes. The obligations of MMC Securities are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100.00%	N/A	100.00%
Total	EUR 190,000,000	N/A	EUR 190,000,000

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

MMC Securities has agreed to pay the fees and expenses of its own legal advisers, the reimbursement to the Bank of the fees and expenses of the legal advisers of the Bank, the fees and expenses of Citibank, N.A. and any paying agents, all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the global notes, the preparation and printing of the Notes (except any definitive notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any, and the cost of any publicity agreed by the Bank in connection with the issue of the Notes, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) The Deed of Covenant dated 3 July 2012.*

(b) Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c) (i) The Programme Agreement dated 3 July 2012.*
(ii) The Purchaser's Confirmation dated 24 April 2014.
(iii) The Agency Agreement dated 3 July 2012.*

(d) (i) The Offering Circular dated 3 July 2012.*
(ii) The Pricing Supplement dated 24 April 2014.

---

*Previously filed with the Securities and Exchange Commission on 17 July 2012.

MMC SECURITIES

MMC Securities Corp.
1168 Avenue of the Americas
New York, NY 10036
1 212 345 6000

(ref: MTN 14/005)

PURCHASER'S CONFIRMATION

April 24, 2014

To: European Bank for Reconstruction and Development
Attention: Stefan Filip

Dear Sirs,

European Bank for Reconstruction and Development
€190,000,000 Floating Rate Notes due 26 April 2019
issued pursuant to a Global Medium Term Note Programme

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the completed Pricing Supplement.

We confirm that:

(i) We agree to pay:

(a) the fees and expenses of our legal advisers;

(b) the reimbursement to the Issuer of the fees and expenses of Cleary, Gottlieb, Steen and Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filings, capped to an amount of USD 2,000;

(c) the fees and expenses of the Agent and any paying agents;

(d) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Global Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any;

(e) the cost of listing the Notes (other than Unlisted Notes); and

(f) the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

We confirm that the provisions of Clause 3.2.6 of the Programme Agreement will not apply in relation to this issue of Notes.

The net proceeds of the issue are €190,000,000 which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to the following account with MMC Securities Corp., with Euroclear, account number 98730.

Please confirm your agreement to the terms of issue by signing and sending back to us a copy of the Pricing Supplement.

For: MMC Securities Corp.

By: Cory Anger
Authorised signatory Cory Anger, Managing Director

cc: Citibank, N.A. (Agent)

PRICING SUPPLEMENT

24 April 2014

European Bank for Reconstruction and Development
€190,000,000 Floating Rate Notes due 26 April 2019
Issued pursuant to a Global Medium Term Note Programme

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012 (the "Offering Circular"). This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:		Euro ("€")
2	Nominal Amount:		€190,000,000
3	Type of Note:		Floating Rate
4	Issue Date:		28 April 2014
5	Issue Price:		100 per cent.
6	Maturity Date:		26 April 2019
7	Fungible with existing Notes:		No

FORM OF THE NOTES

8	Form of Note:		Registered
9	New Global Note:		No
10	Specified Denomination(s):		€1,000
11	Exchange of Bearer Notes:		Not applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not applicable
	(b)	Date(s) on which the Talons mature:	Not applicable
13	(a)	Depositary for and registered holder of Registered Global Note:	Registered Global Note to be deposited with a common depositary for Euroclear and Clearstream and registered in the name of Citivic Nominees Limited as nominee for the common depositary.
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances described on page 42 of the Offering Circular.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		Issue Date
16		**Fixed Rate Notes:**	Not applicable
17		**Zero Coupon Notes:**	Not applicable

Floating Rate Notes and Indexed Notes:

18	(a)	Manner in which Rate of Interest is to be determined:	Screen Rate Determination
	(b)	Margin(s):	Minus 0.235 per cent. per annum
	(c)	Minimum Rate of Interest (if any):	Zero per cent. per annum
	(d)	Maximum Rate of Interest (if any):	None
	(e)	Floating Day Count Fraction:	Actual/360
19	If ISDA Determination:		Not applicable
20	If Screen Rate Determination:		
	(a)	Reference Rate:	EURIBOR with a designated maturity of 3 months, as appearing on the Relevant Screen Page on the Interest Determination Date. For the avoidance of doubt: the designated maturity will be shorter than 3 months for the Interest Period from 28 January 2019 to the Maturity Date, and straight-line linear interpolation shall apply for that Interest Period only.
	(b)	Relevant Screen Page:	Reuters Screen EURIBOR01 Page (or any successor page)
	(c)	Interest Determination Date:	The second TARGET Business Day prior to the start of each Interest Period
21	If Indexed:		Not applicable
22	If Rate of Interest not to be determined by ISDA or Screen Rate Determination or by reference to an Index or Formula:		Not applicable
23	General Provisions for Floating Rate Notes and Indexed Notes:		
	(a)	Specified Period (or, in the case of Notes where the Interest Payment Date(s) are fixed, the Interest Payment Date(s)):	An Interest Payment Date will be the date that is one Business Day prior to the relevant Interest Period Date (as defined below) with the exception of the Maturity Date. In respect of the Maturity Date, the Interest Payment Date shall be the Maturity Date. The calculation of interest due in respect of an Interest Period (as defined below) will be made in

respect of the entire Interest Period, notwithstanding that interest will be paid one Business Day prior to each relevant Interest Period Date other than the Maturity Date, except that in connection with any repayment of principal in respect of an exercised Optional Redemption Date (as determined in accordance with paragraph 27(b) below), interest will accrue on the portion of the principal amount being repaid up to, but excluding, the relevant Optional Redemption Date.

The "**Interest Period Dates**" will be: (i) 28 January, 28 April, 28 July, and 28 October of each year, from and including 28 July 2014 to and including 28 January 2019 and (ii) the Maturity Date.

For the avoidance of doubt, no Interest Period Date or Interest Payment Date will occur following the earlier of the Optional Redemption Date on which the Notes have been redeemed in full and the Maturity Date.

Notwithstanding Condition 4(b)(i), the "**Interest Period**" will be the period from and including the Interest Commencement Date to but excluding the first Interest Period Date and, thereafter, each successive period from and including an Interest Period Date to but excluding the next succeeding Interest Period Date.

(b)	Business Day Convention:	Following Business Day
(c)	Business Day definition if different from that in Condition 4(b)(i):	Condition 4(b)(i) applies (and for the avoidance of doubt, TARGET shall be the principal financial centre). Dublin (Ireland), New York City, London and Trieste (Italy) shall be the additional business centres.
(d)	Calculation of Interest to be adjusted in accordance with Business Day Convention specified above:	Yes
(e)	Terms relating to calculation of Interest Amount:	Condition 4(b)(v) applies.
(f)	Party responsible for calculation of the Interest Amount:	The Agent
(g)	Party responsible for making any determinations ancillary to or in connection with the calculation of the Interest Amount, including Rate of Interest (if applicable):	The Agent is responsible for determining the Rate of Interest applicable to each Interest Period.
(h)	Any amendment to the	

	definition in Condition 4(b)(iii) of Euro-zone:	Not applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

24	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies.
25	Dual Currency Notes:	Not applicable
26	Physically Settled Notes:	Not applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

27 (a) Redemption at Issuer's option: No

(b) Redemption at Noteholders option:

Yes, in whole or in part, on any Interest Payment Date (each, an "**Optional Redemption Date**"). The Notes may be redeemed pursuant to this paragraph 27(b) in a minimum nominal amount not less than the Specified Denomination and, thereafter, in increments of €1,000, at a price equal to 100% of the outstanding nominal amount of the Notes to be redeemed (together with interest payable in accordance with the terms hereof).

Condition 5(c) shall be replaced in its entirety by the following paragraph:

"If the applicable Pricing Supplement specifies that any Note is redeemable at the option of the holder of such Note it may be so redeemed by the holder giving notice to the Issuer, in accordance with Condition 13, not less than 6 Business Days (as defined in such Pricing Supplement (which notice shall be irrevocable)) prior to the immediately following Optional Redemption Date and the Issuer will, upon the expiry of such notice redeem such Note on the date(s) and at the relevant price(s) as specified in the applicable Pricing Supplement."

Furthermore, on the day on which the above notice is given in accordance with this paragraph 27(b) and Condition 13 ("Notice 1"), the holder of the Notes in question shall be required to deliver a written notice to the Issuer in substantially the form attached to this Pricing Supplement as Exhibit A ("Notice 2"); provided that (i) both notices must be delivered in timely fashion in order to redeem the Notes pursuant to paragraph 27(b); and (ii) in the event of any discrepancy or conflict between the two notices, Notice 1 shall govern.

28 (a) Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula

100% of the outstanding nominal amount of the Notes that remain to be redeemed (together with interest payable in accordance with the terms

	applies to the redemption amount):	hereof).
	(b) Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not applicable
29	Instalment Note:	Not applicable
30	Early Redemption Amount for each Note payable on an event of default:	Condition 9 applies.

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

31	Method of distribution:	Non-syndicated
32	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	MMC Securities Corp. 1166 Avenue of the Americas New York, NY 10036
33	Date of Syndication Agreement:	None
34	Stabilising Manager(s):	None
35	Additional selling restrictions:	Not applicable
36	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg
37	Intended to be held in a manner which would allow Eurosystem eligibility:	No
38	Common Code:	106104778
	ISIN Code:	XS1061047780
	CUSIP Number:	Not applicable
39	Listing:	None
40	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes	Not applicable

denominated in euro.

41	Additional information:	Not applicable
42	Total Commissions:	None

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
Duly Authorised Officer

EXHIBIT A

Form of Optional Redemption Notice

European Bank for Reconstruction and Development
One Exchange Square
London EC2A 2JN
United Kingdom
Telephone: +44 20 7338 6000
Telefax: +44 20 7338 6100
Email: fundingdesk@ebrd.com
Attention: Funding Desk

with a copy to:

Citibank N.A.
Citigroup Centre
Canary Wharf
London E14 5LB
United Kingdom
Telephone: +353 1 622 2242
Telefax: +353 1 622 4030
Attention: Agency & Trust

Ladies and Gentlemen:

Reference is hereby made to the Pricing Supplement, dated 24 April 2014, in relation to the issuance by the European Bank for Reconstruction and Development (the "**Issuer**") of €190,000,000 Floating Rate Notes due 26 April 2019 (ISIN XS1061047780) (the "Notes"). The undersigned certifies that it is the holder of €[_____] principal amount of the Notes and hereby notifies the Issuer that it is exercising its option to redeem €[_____] principal amount of the Notes on *[insert date]*.

[ON BEHALF OF] [NOTEHOLDER]

By:______________________________
Name:
Title: